SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)
Amendment No 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

THERMOENERGY CORPORATION
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

883906406
 (CUSIP Number)

28 September 2009
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 12 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906406               13G                    Page 2 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,055,685                         Common Stock Shares
972,221                            As converted Principal of Notes
1,297,914                         As converted Warrants
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,055,685                         Common Stock Shares
972,221                            As converted Principal of Notes
1,297,914                         As converted Warrants
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,325,819
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
5.4%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 883906406               13G                    Page 3 of 12 Pages

_____________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,055,685                         Common Stock Shares
972,221                            As converted Principal of Notes
1,297,914                         As converted Warrants
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,055,685                         Common Stock Shares
972,221                            As converted Principal of Notes
1,297,914                         As converted Warrants
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
3,325,819
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                  [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
5.4%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 4 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
1,947,886                         Common Stock Shares
1,944,442                         As converted Principal of Notes
2,516,368                         As converted Warrants
OWNED BY  __________________________________________________________________________

EACH                                          (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
1,947,886                         Common Stock Shares
1,944,442                         As converted Principal of Notes
2,516,368                         As converted Warrants
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
6,408,696
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                       [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
10.3%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 5 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
416,667                                As converted Principal of Notes
500,000                                As converted Warrants
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
3,003,571                         Common Stock Shares
2,916,663                         As converted Principal of Notes
3,814,282                         As converted Warrants
OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
416,667                                As converted Principal of Notes
500,000                                As converted Warrants
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
3,003,571                         Common Stock Shares
2,916,663                         As converted Principal of Notes
3,814,282                         As converted Warrants
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
10,651,182
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                     [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
17.2%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406               13G                    Page 6 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
416,667                                As converted Principal of Notes
500,000                                As converted Warrants
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
3,003,571                         Common Stock Shares
2,916,663                         As converted Principal of Notes
3,814,282                         As converted Warrants
OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
416,667                                As converted Principal of Notes
500,000                                As converted Warrants
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
3,003,571                         Common Stock Shares
2,916,663                         As converted Principal of Notes
3,814,282                         As converted Warrants
______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
10,651,182
______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **                 [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
17.2%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 883906406                13G                    Page 7 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is THERMOENERGY CORPORATAION (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located 124 West Capitol Avenue, Suite 880, Little Rock, Arkansas 72201.

Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)	Empire Capital Partners, L.P., a Delaware limited partnership ("Empire Capital"), with respect to the shares of Common Stock and/or Warrants (as defined below) directly owned by it;

(ii)	Empire GP, L.L.C., a Delaware limited liability company ("Empire GP"), with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital;

(iii)
Empire Capital Management, L.L.C., a Delaware limited liability company ("Empire Management") with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital Partners, Ltd. (the "Empire Overseas Fund"), Charter Oak Partners, L.P., Charter Oak Partners II, L.P. and Charter Oak Master Fund, LP (the "Charter Oak Funds") and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”);

(iv)
Mr. Scott A. Fine ("Mr. Fine"), individually, and with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund; and

(v)
Mr. Peter J. Richards ("Mr. Richards"), individually, and with respect to the shares of Common Stock and/or Warrants directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 883906406               13G                    Page 8 of 12 Pages

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Messrs. Fine and Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock $0.001 par value (the "Common Stock")

Item 2(e).  CUSIP Number:   833906406

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 883906406               13G                    Page 9 of 12 Pages

Item 4.   Ownership.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned:
1,055,685   Common Stock Shares
972,221      As converted principal of Notes
1,297,914   As converted Warrants
(b) Percent of class:                                                       1.5%
The percentages used herein and in the rest of Item 4 are calculated based upon total shares outstanding of 62,018,570 based on: (i) the 53,454,293 total Common Stock shares outstanding as of June 30, 2009 as reported on the Company’s 10-Q filed on October 15, 2009 and (ii) the 8,564,277 additional shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because such shares may be obtained and beneficially owned by the Reporting Persons upon exercise or conversion (within sixty days) of derivative securities currently owned by the Reporting Persons.  Pursuant to Rule 13d03(d)(1)(i) the number of issued and outstanding shares of Common Stock assumes that each other shareholder of the Company does not exercise or convert herein within 60 days.
 (c)            (i) Sole power to vote or direct the vote:                                -0-
(ii) Shared power to vote or direct the vote:
            1,055,685    Common Stock Shares
             972,221      As converted principal of Notes
            1,297,914    As converted Warrants
 (iii) Sole power to dispose or direct the disposition:             -0-
(iv) Shared power to dispose or direct the disposition:         3,325,819

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock and/or Warrants.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

B.           Empire Management
(a) Amount beneficially owned:
       1,947,886    Common Stock Shares
       1,944,442    As converted principal of Notes
       2,516,368    As converted Warrants
(b) Percent of class:                                               3.5%
(c) (i) Sole power to vote or direct the vote:        -0-
(ii) Shared power to vote or direct the vote:
       1,947,886    Common Stock Shares
       1,944,442    As converted principal of Notes
       2,516,368    As converted Warrants
 (iii) Sole power to dispose or direct the disposition:                                  -0-
(iv) Shared power to dispose or direct the disposition:                             6,408,696

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock and/or Warrants.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act"), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

CUSIP No. 883906406               13G                    Page 10 of 12 Pages

C.           Scott A. Fine
(a) Amount beneficially owned:
3,003,571   Common Stock Shares
3,333,329   As converted principal of Notes
4,314,282   As converted Warrants
(b) Percent of class:
5.0%
(c) (i) Sole power to vote or direct the vote:
416,667   As converted principal of Notes
500,000   As converted Warrants
(ii) Shared power to vote or direct the vote:
3,003,571   Common Stock Shares
3,333,329   As converted principal of Notes
4,314,282   As converted Warrants
(iii) Sole power to dispose or direct the disposition:
416,667   As converted principal of Notes
500,000   As converted Warrants
(iv) Shared power to dispose or direct the disposition:
           10,651,182

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Messrs. Fine and Richards, individually, retain the power to dispose of the proceeds from the sale of the Common Stock and/or Warrants with respect his own personal interest in the Company.

D.           Peter J. Richards
(a) Amount beneficially owned:
3,003,571   Common Stock Shares
3,333,329   As converted principal of Notes
4,314,282   As converted Warrants
(b) Percent of class:
5.0%
(c) (i) Sole power to vote or direct the vote:
416,667   As converted principal of Notes
500,000   As converted Warrants
(ii) Shared power to vote or direct the vote:
3,003,571   Common Stock Shares
3,333,329   As converted principal of Notes
4,314,282   As converted Warrants
(iii) Sole power to dispose or direct the disposition:
416,667   As converted principal of Notes
500,000   As converted Warrants
(iv) Shared power to dispose or direct the disposition:
           10,651,182

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Messrs. Fine and Richards, individually, retain the power to dispose of the proceeds from the sale of the Common Stock and/or Warrants with respect his own personal interest in the Company.

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 883906406               13G                    Page 11 of 12 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

    On or about September 28, 2009, Empire Capital, the Empire Overseas Fund and the Enhanced Fund entered into an 8% Secured Convertible Promissory Note in the amount of $133,333, respectively (collectively, the “New Notes”).  In connection with the issuance of the 8% Secured Convertible Promissory Notes, the Original Notes (dated April 24, 2009) were amended and restated to the terms of the new 8% Secured Convertible Promissory Notes.  The Original Note participants were: Empire Capital, Empire Overseas Fund, Enhanced Fund, Scott Fine (individually) and Peter Richards (individually), each in the amount of $100,000 (collectively the “Original Notes”).  The Notes bear interest at the rate of 8% per annum and become due and payable on the earlier to occur of (i) the closing of the Second Tranche of the Series B Convertible Preferred Stock financing contemplated by that certain Term Sheet dated September 16, 2009 and executed by the Investors (the “Financing”) or (ii) December 31, 2010.  Upon the closing of the Second Tranche of the Financing, the entire outstanding principal amount of the Notes, plus any accrued and unpaid interest thereon, shall convert automatically into the securities to be issued in the Financing (the “Financing Securities”) at the price per share at which such Financing Securities will be issued in the Financing.

The Reporting Persons have the right at any time and from time to time until the principal and interest on the Notes have been paid in full, to convert the outstanding principal amount of the Notes, and any accrued and unpaid interest thereon, into shares of our Common Stock at a price of $0.24 per share (the “Conversion Price”).  The Conversion Price represents a discount of approximately 38% below the closing price for our Common Stock in the over-the-counter market on September 28, 2009 (the date on which the Convertible Notes were issued and the Original Notes were amended).  The Notes may not be prepaid without the prior written consent of the Investors.  The Notes contain other conventional provisions, including for the acceleration of our repayment obligations upon the occurrence of certain specified Events of Default.

    In connection with the issuance of the New Notes, on September 28, 2009 Empire Capital, the Empire Overseas Fund and the Enhanced Fund each received Common Stock Purchase Warrants (the “Warrants”) entitling each entity to purchase, at a purchase price of $0.50 per share (subject to adjustment for certain extraordinary corporate events as set forth in the Warrant, the “Exercise Price”), 533,332 shares Common Stock. The Warrants may be exercised at any time on or before September 30, 2014, subject to the Company’s right to accelerate the expiration date in the event the closing price for the Common Stock exceeds $0.78 per share (200% of the closing price on September 28, 2009) for a period of 30 consecutive trading days.  The Warrants contain other conventional terms, including provisions for adjustment in the Exercise Price and/or the securities issuable upon exercise in the event of certain specified extraordinary corporate events, such as stock splits, combinations and stock dividends.

    In connection with the amendment of the Original Notes, on September 28, 2009 the Company amended the following outstanding Common Stock Purchase Warrants that had been issued in connection with the issuance of such Original Notes, in order to reduce the exercise price thereof to $0.50 per share: Empire Capital; the Empire Overseas Fund, the Enhanced Fund, Scott Fine and Peter Richards (500,000 shares respectively).  The reduction in exercise price did not affect the number of shares of the Common Stock issuable upon exercise of such outstanding warrants.

   Empire Capital has the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by it, which power may be exercised by its general partner, Empire GP.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

    The Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds have the power to dispose of and the power to vote the shares of Common Stock and/or Warrants beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.

    Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  Mr. Fine and Mr. Richards each have an interest in the Issuer by virtue of converted Warrants. In addition, by reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares and/or Warrants beneficially owned by Empire Capital, the Empire Overseas Fund, the Enhanced Fund and the Charter Oak Funds.   Each of Mr. Fine and Mr. Richards disclaim beneficial ownership of the shares of Common Stock and/or Warrants reflected in this filing, except to the extent of his individual sole ownership and with respect to any respective pecuniary interest in such securities pursuant to Section 13 of the Act.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 883906406              13G                    Page 12 of 12 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  16 October 2009

                                    By:        /s/ Scott A. Fine
                                                 Scott A. Fine, indiviudally and
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

By: /s/ Peter J. Richards
                                                    Peter J. Richards, individually and
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.